                   [FIRST MANISTIQUE CORPORATION LETTERHEAD]







                                 July 23, 1996





             Re:      Stock Offering - Shareholder Rights Offering



Dear Shareholder:



     Enclosed is the Company's Prospectus dated July 23, 1996 (the
"Prospectus") pursuant to which the Company is proposing to sell up to 400,000 shares of its authorized but unissued common stock. Prior to offering shares to the public, the Company's shareholders as of July 23, 1996 (the "Record Date"), who reside in the State of Michigan, are being given an opportunity to subscribe for additional shares of common stock subject to certain limitations.




     Existing Michigan resident shareholders as of the Record Date have the opportunity to purchase .1886 shares of common stock for each whole share owned on the Record Date, subject to a minimum purchase of at least 100 shares and a maximum purchase of not more than 10,000 shares. No fractional shares will be issued; consequently, if your exercise of a right to purchase additional shares would result in an odd number of shares, it will be necessary to round up to the next whole share to eliminate the fractional share. Shareholders are entitled to exercise their rights in full or in part; however, if you wish to purchase additional shares, you must do so on or before August 30, 1996 ("Rights Termination Date").



     If you do not own on the Record Date at least 530 shares, you will not have the right to purchase the required minimum of 100 shares. If you owned less than 530 shares on the Record Date, you may, nevertheless, submit a subscription for the minimum 100 shares or a greater number of shares up to the maximum, and, assuming sufficient shares remain at the Rights Termination Date, your subscription will generally be accepted on a first-come first-served basis.



     Enclosed with this letter in addition to the Prospectus is a form of Subscription Agreement which contains instructions for subscribing for shares if you wish to do so. Before making a decision to subscribe for shares, you should be certain to review the enclosed Prospectus with care.



     Any shares not sold by the Rights Termination Date will be available for purchase by residents of Michigan whether they are or are not currently shareholders of the Company.




                             Exhibit 99(a)-Page 1

             If all of any part of your subscription for shares is not accepted in full, funds allocable to shares you were not able to purchase will be returned to you as soon as practicable after a determination is made as to whether your subscription can be filled.



                                          Sincerely,



                                          FIRST MANISTIQUE CORPORATION




                                          Ronald G. Ford
                                          President



                             Exhibit 99(a)-Page 2